                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                        Investments in the Custody of
                        Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:                              Date ex

          811-06526                                                  10-31-00
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2. State identification Number:
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     AL             AK             AZ             AR
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     CT             DE             DC             FL
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     ID             IL             IN             IA
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     LA             ME             MD             MA
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     MS             MO             MT             NE
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     NJ             NM             NY             NC
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     OK             OR             PA             RI
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     TN             TX             UT             VT


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     WV             WI             WY             PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

     Brenton Mutual Funds
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5. Address of principal executive office (number, street, city, state, zip code):

     BISYS FUND SERVICES, 3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



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                        Report of Independent Accountants


To the Board of Trustees of
Brenton Mutual Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that Brenton Mutual Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of October 31, 2000 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on the Funds' compliance based on our examination.

Our examination was performed without prior notice to management. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 2000 (the date of last examination) through October 31, 2000;

 .    Confirmation of all securities and similar investments held by the Federal
     Reserve Bank of Chicago, the Northern Trust Company, and Goldman Sachs in book entry form;

 .    Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

 .    Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Brenton Mutual Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.
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This report is intended solely for the information and use of the board of trustees and management of Brenton Mutual Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                             /s/ Ernst & Young LLP



January 22, 2001
Columbus, Ohio

               Report of Management on Compliance With Rule 17f-2
                      of the Investment Company Act of 1940


January 22, 2001

We, as members of management of Brenton Mutual Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000.

Based on this evaluation, we assert that the Funds' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities and similar investments reflected in the investment account of the Funds.



/s/ Walter B. Grimm
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Walter B. Grimm
President


/s/ Nadeem Yousef
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Nadeem Yousef
Treasurer